Item 77(Q)(2) - With respect to the Registrant, one late filing was made on behalf of Mr. James Giallanza representing one transaction in shares of the Registrant and two late filings were made on behalf of Mr. William Scapell representing three transactions in shares of the Registrant. The late filings were due to an administrative oversight.